EXHIBIT 9.01

News Release

FOR IMMEDIATE RELEASE

Berry Global Group, Inc. Reports Fourth Quarter and Fiscal Year 2019 Results; Reaffirms Fiscal Year 2020 Guidance

EVANSVILLE, Ind. – November 21, 2019 – Berry Global Group, Inc. (NYSE:BERY) today reported its fourth quarter and fiscal year 2019 results, referred to in the following as the September 2019 quarter and fiscal year 2019.

Fourth Quarter Highlights (all comparisons made to the September 2018 quarter)
●	Completed the acquisition of RPC Group Plc (“RPC”) on July 1, 2019
●	Net sales up 47 percent to over $3.0 billion
●	Operating income up 105 percent to $398 million
●	Operating EBITDA up 44 percent to $497 million
●	Net income per diluted share of $1.70 and adjusted net income per diluted share of $0.90
●	Cash flow from operations up 41 percent to $630 million
●	Free cash flow up 26 percent to $480 million

Fiscal Year Highlights (all comparisons made to fiscal year 2018)
●	Net sales increased 13 percent to $8.9 billion
●	Operating income up 28 percent to $974 million
●	Operating EBITDA increased 11 percent to $1,530 million
●	Cash flow from operations increased by 20 percent to over $1.2 billion
●	Net income per diluted share of $3.00 and adjusted net income per diluted share of $3.41
●	Free cash flow increased by 21 percent to $764 million
●	Reaffirmed fiscal year 2020 free cash flow guidance of $800 million

Berry’s Chairman and CEO, Tom Salmon said, “Fiscal 2019 was a transformative year for Berry, marked by the successful completion of the RPC acquisition along with our intense effort and focus on driving sustainable solutions for our customers.  Our combination with RPC creates a global plastic and recycled packaging industry leader with the most diversified, unique, and expansive manufacturing footprint allowing us to further assist customers in meeting their goals by utilizing our superior design and engineering capabilities.

“During the quarter, we delivered outstanding cash flows, while sales and earnings were in line with the expectations we communicated during our last call as we continued to build solid momentum in several areas including organic growth, innovation, and automation, demonstrated by our Consumer Packaging – North America segment, as it delivered its sixth consecutive quarter of positive volume growth.

“Our financial profile remains strong and will continue to be enhanced as we deliver synergies and benefits from our RPC acquisition coupled with our organic growth improvement initiatives.  We look forward to the opportunities that lie ahead to continue to grow free cash flow and drive further shareholder value.”

Outlook
We continue to work diligently across our businesses to generate sustainable, profitable organic growth by providing advantaged products in targeted markets.  We expect our Consumer Packaging business will continue to grow and our Engineered Materials and Health, Hygiene, & Specialties segments, will return to positive volumes in fiscal 2020.  Another key strategic objective, post the acquisition of RPC, is to reduce our leverage, as our consistently increasing, dependable, and improving cash flows provide us the opportunity to further improve our balance sheet as we have demonstrated historically.

Today we are reaffirming our previously announced fiscal 2020 guidance for cash flow from operations of approximately $1.4 billion and free cash flow of $800 million.  Additionally, our fiscal 2020 capital spending and cash interest costs are forecasted to be $600 million and $500 million, respectively.  This guidance also includes the use of cash for working capital and other costs of $90 million.  Additionally, our cash taxes are expected to be approximately $160 million.

We believe the acquisition of RPC is truly a transformational and complementary opportunity for our Company and we are off to a great start with respect to our synergy realization and integration activities.  We still expect to realize approximately $150 million of annual cost synergies of which an estimated $75 million is expected to be realized in fiscal 2020.

September 2019 Quarter Results

Consolidated Overview
The net sales increase of $965 million from the prior year quarter was primarily attributed to acquisition net sales of $1.2 billion partially offset by decreased selling prices due to the contractual pass through of lower resin costs of $156 million, and lower base volumes of 2 percent.  The quarter included continued volume growth in our Consumer Packaging-North America segment offset by lower base volumes in both of our Health, Hygiene & Specialties and Engineered Materials segments with both improving sequentially, as expected.

The operating income increase of $204 million is primarily attributed to acquisition operating income from the RPC acquisition of approximately $100 million and a $214 million gain on the sale of our Seal for Life (“SFL”) business.  These improvements were partially offset by a $50 million increase in business integration costs primarily related to the RPC transaction, a negative impact from price cost spread of $25 million, and an inventory fair value step-up charge related to RPC purchase accounting adjustments of $39 million.  The negative impact from price cost spread was primarily in our Engineered Materials and Health, Hygiene, & Specialties segments, as a result of mix of products sold, higher manufacturing costs, and the impact of lower volumes, partially offset by productivity improvements inside our Consumer Packaging - North America segment.

Fiscal Year 2019 Results

In July 2019, Berry reorganized into four reporting segments: Consumer Packaging - International; Consumer Packaging - North America; Engineered Materials; and Health, Hygiene & Specialties.  The new structure is designed to align us with our customers, provide improved service, drive future growth, and to facilitate future cost saving synergies. Berry has recast all prior period amounts to conform to this new reporting structure.

Consolidated Overview
The net sales growth is primarily attributed to acquisition net sales of $1,479 million partially offset by prior period divestiture sales of $20 million, a $48 million unfavorable impact from foreign currency changes, lower selling prices of $175 million due to the pass through of lower resin costs, a 1 percent decline as the result of a customer product transition and a 2 percent base volume decline.

The operating income increase is primarily attributed to a $214 million gain on the sale of our SFL business, acquisition operating income of $114 million, and a $37 million decrease in depreciation and amortization.  These improvements were partially offset by an increase in business integration costs of $28 million, a $25 million negative impact from price cost spread, an $18 million unfavorable impact from foreign currency changes, a $39 million inventory fair value step-up, and a $26 million impact from lower base volumes.

Consumer Packaging - International
The net sales growth in the Consumer Packaging - International segment is primarily attributed to acquisition net sales from the RPC acquisition of $1,031 million.

The operating income decrease is primarily attributed to an increase in business integration costs of $52 million and a $36 million inventory fair value step-up related to the RPC acquisition, partially offset by acquisition operating income of $82 million.

Consumer Packaging - North America
The net sales growth in the Consumer Packaging - North America segment is primarily attributed to acquisition net sales of $133 million related to the U.S. portion of the acquired RPC business and a 2 percent base volume improvement, partially offset by lower selling prices due to the pass through of lower resin costs.

The operating income increase is primarily attributed to acquisition operating income of $15 million, a $23 million decrease in depreciation and amortization, and a $13 million increase from the higher base volumes.  These increases were partially offset by a $13 million increase in business integration costs primarily related to the RPC acquisition.

Engineered Materials
The net sales decline in the Engineered Materials segment is primarily attributed to lower selling prices of $117 million due to the pass through of lower resin costs and a 5 percent base volume decline due to softness in industrial markets and supply chain disruption related to material qualifications. These decreases were partially offset by acquisition net sales of $151 million related mainly to the Laddawn acquisition.

The operating income decrease is primarily attributed to a $33 million unfavorable impact from price cost spread and a $23 million impact from the base volume decline partially offset by acquisition operating income of $6 million.

Health, Hygiene, & Specialties
The net sales decline in the Health, Hygiene & Specialties segment is primarily attributed to lower selling prices of $40 million due to the pass through of lower resin costs, a 2 percent decline as the result of a customer product transition, a 3 percent base volume decline as a result of weakness in the North American baby care market, prior year sales of $20 million related to the divested SFL business and a $46 million unfavorable impact from foreign currency changes.  These declines were partially offset by acquisition net sales of $164 million related to the Clopay acquisition.

The operating income increase is primarily attributed to a $214 million gain on the sale of our SFL business and a decrease in business integration costs of $30 million.  These improvements were partially offset by a $15 million unfavorable impact from foreign currency changes and a $15 million impact from lower base volumes.

Cash Flow and Capital Structure
Our cash flow from operating activities was $630 million for the quarter ended September 2019 compared to $448 million in the prior year quarter and was over $1.2 billion for the fiscal year ended September 28, 2019 compared to $1.0 billion for the prior fiscal year.  The Company’s free cash flow for the September 2019 quarter was $480 million, a 26 percent increase compared to the prior year quarter of $382 million.  The Company’s free cash flow for fiscal year 2019 was $764 million, an increase of 21 percent compared to the prior year.

Our total debt less cash and cash equivalents at the end of the September 2019 quarter was $10,616 million.  Adjusted EBITDA for the fiscal year ended September 28, 2019, was $2,215 million.

RPC Group Plc Acquisition
In July 2019, we completed the acquisition of RPC Group Plc, for aggregate consideration of $6.3 billion, including expenses. RPC is a leading plastic product design and engineering company for packaging and select non-packaging markets, with 189 sites in 34 countries. RPC develops and manufactures a diverse range of products for a wide variety of customers, including many household names, and enjoys strong market positions in many of the end markets it serves and the geographical areas in which it operates. It uses a wide range of polymer conversion techniques and is also one of the largest plastic recyclers in Europe. The international based facilities are operated within the Consumer Packaging - International segment with the remaining U.S. based facilities operated within the Consumer Packaging - North America segment.

Operating performance
The legacy RPC business demonstrated solid financial performance in the September quarter.  On a constant currency basis, operating EBITDA improved by 8 percent while net sales and volumes were consistent to the prior year quarter.  The legacy RPC business recorded growth in food and personal care products offset by softness in European industrial markets.  Included in Berry’s results for fiscal year 2019 are net sales of $1.2 billion and operating income of approximately $100 million for the legacy RPC businesses since July 1, 2019.

Sale of SFL Business
In July 2019, the Company completed the sale of its SFL business which was operated in our Health, Hygiene & Specialties segment for net proceeds of $326 million.  The SFL business had sales of approximately $120 million for the four quarters ended June, 29, 2019.  The Company used the proceeds of the sale to repay debt and expedite the primary goal of improving our balance sheet.

Investor Conference Call
The Company will host a conference call today, November 21, 2019, at 10 a.m. Eastern Time to discuss our fourth quarter and fiscal year 2019 results.  The telephone number to access the conference call is (800) 305-1078 (domestic), or (703) 639-1173 (international), conference ID 2835136.  We expect the call to last approximately one hour.  Interested parties are invited to listen to a live webcast and view the accompanying slides by visiting the Company’s Investor page at www.berryglobal.com.  A replay of the conference call can also be accessed on the Investor page of the website beginning November 21, 2019, at 1 p.m. Eastern Time, to December 5, 2019, by calling (855) 859-2056 (domestic), or (404) 537-3406 (international), access code 2835136.

About Berry
Berry Global Group, Inc. (NYSE:BERY), headquartered in Evansville, Indiana, is committed to its mission of ‘Always Advancing to Protect What’s Important,’ and proudly partners with its customers to provide them with value-added protective solutions that are increasingly light-weighted and easier to recycle or reuse.  The Company is a leading global supplier of a broad range of innovative rigid, flexible, and non-woven products used every day within consumer and industrial end markets.  Berry, a Fortune 500 company, has over 48,000 employees and generated $12.6 billion of sales in fiscal year 2019 on a combined pro forma basis from operations that span over 290 locations on six continents.  For additional information, visit Berry’s website at berryglobal.com.

Non-GAAP Financial Measures
This press release includes non-GAAP financial measures such as operating EBITDA, Adjusted EBITDA, Adjusted net income, and free cash flow.  A reconciliation of these non-GAAP financial measures to comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) is set forth at the end of this press release.

Forward Looking Statements
Statements in this release that are not historical, including statements relating to the expected future performance of the Company, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “anticipates,” “outlook,” or “looking forward,” or similar expressions that relate to our strategy, plans, or intentions.  All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, and financial results or to our expectations regarding future industry trends are forward-looking statements.  In addition, we, through our senior management team, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.  These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission, including, without limitation, in conjunction with the forward-looking statements included in this release.  All forward-looking information and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Some of the factors that we believe could affect our results include:  (1) risks associated with our substantial indebtedness and debt service; (2) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (3) performance of our business and future operating results; (4) risks related to acquisitions, integration of acquired businesses and their operations (including the integration of RPC), and realization of anticipated cost savings and synergies in the anticipated amounts or within the contemplated timeframes or cost expectations, the inability to realize the anticipated revenues, expenses, earnings and other financial results, and operational benefits, and anticipated tax treatment ; (5) reliance on unpatented proprietary know-how and trade secrets; (6) increases in the cost of compliance with laws and regulations, including environmental, safety, and production and product laws and regulations; (7) risks related to disruptions in the overall economy and the financial markets that may adversely impact our business; (8) risk of catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; (9) risks related to market acceptance of our developing technologies and products; (10) general business and economic conditions, particularly an economic downturn; (11) risks that our restructuring programs may entail greater implementation costs or result in lower cost savings than anticipated; (12) ability of our insurance to fully cover potential exposures; (13) risks of competition, including foreign competition, in our existing and future markets; (14) uncertainty regarding the United Kingdom’s withdrawal from the European Union and the outcome of future arrangements between the United Kingdom and the European Union; (15) risks related to the phase-out of the London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with a different reference rate or modification of the method used to calculate LIBOR; (16) new legislation or new regulations and the Company’s corresponding interpretations of either may affect our business and consolidated financial condition and results of operations; (17) risks related to international business, including as a result of the RPC transaction, including foreign currency exchange rate risk and the risks of compliance with applicable export controls, sanctions, anti-corruption laws and regulations; and (18) the other factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission.  We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you.  Accordingly, readers should not place undue reliance on those statements.  All forward-looking statements are based upon information available to us on the date of this release.  All forward-looking statements are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Berry Global Group, Inc.
Consolidated Statements of Income
(Unaudited)
(in millions of dollars, except per share data amounts)

	Quarterly Period Ended		Fiscal Year Ended
	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018
Net sales	$3,019	$2,054	$8,878	$7,869
Costs and expenses:
Cost of goods sold	2,511	1,705	7,259	6,438
Selling, general and administrative	199	114	583	480
Amortization of intangibles	75	38	194	154
Restructuring and transaction activities	(164)	3	(132)	36
Operating income	398	194	974	761

Other (income) expense, net	(4)	8	155	25
Interest expense, net	128	64	329	259
Income before income taxes	274	122	490	477
Income tax expense (benefit)	45	(11)	86	(19)
Net income	$229	$133	$404	$496

Net income per share:
Basic	$1.73	$1.01	$3.08	$3.77
Diluted	1.70	0.99	3.00	3.67

Outstanding weighted-average shares: (in millions)
Basic	132.2	131.7	131.3	131.4
Diluted	134.4	134.9	134.6	135.2

Consolidated Statements of Comprehensive Income
(Unaudited)
(in millions of dollars)

	Quarterly Period Ended		Fiscal Year Ended
	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018
Net income	$229	$133	$404	$496
Currency translation	(84)	(18)	(71)	(127)
Pension and other postretirement benefits	(55)	4	(55)	3
Derivative instruments	(21)	2	(111)	49
Provision for income taxes	(16)	—	7	(13)
Other comprehensive (loss), net of tax	(176)	(12)	(230)	(88)
Comprehensive income	$53	$121	$174	$408

Berry Global Group, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
 (in millions of dollars)

	September 28, 2019	September 29, 2018
Assets:
Cash and cash equivalents	$750	$381
Accounts receivable, net	1,526	941
Inventories	1,324	887
Other current assets	157	76
Property, plant, and equipment, net	4,714	2,488
Goodwill, intangible assets, and other long-term assets	7,998	4,358
Total assets	$16,469	$9,131

Liabilities and Stockholders' Equity:
Current liabilities, excluding debt	$1,935	$1,199
Current and long-term debt	11,365	5,844
Other long-term liabilities	1,551	654
Stockholders’ equity	1,618	1,434
Total liabilities and stockholders' equity	$16,469	$9,131

Berry Global Group, Inc.
   Condensed Consolidated Statements of Cash Flows
(Unaudited)
 (in millions of dollars)

	Fiscal Year Ended
	September 28, 2019	September 29, 2018
Cash flows from operating activities:
Net cash from operating activities	1,201	1,004

Cash flows from investing activities:
Additions to property, plant, and equipment	(399)	(336)
Proceeds from sale of assets	—	3
Divestiture of business	326	—
Acquisition purchase price derivatives and other	(99)	—
Acquisition of businesses	(6,079)	(702)
Net cash from investing activities	(6,251)	(1,035)

Cash flows from financing activities:
Proceeds from long-term borrowings	6,784	498
Repayments on long-term borrowings	(1,214)	(335)
Proceeds from issuance of common stock	55	23
Debt financing costs	(87)	(3)
Repurchase of common stock	(74)	(33)
Payment of tax receivable agreement	(38)	(37)
Net cash from financing activities	5,426	113
Effect of currency translation on cash	(7)	(7)
Net change in cash and cash equivalents	369	75
Cash and cash equivalents at beginning of period	381	306
Cash and cash equivalents at end of period	$750	$381

Berry Global Group, Inc.
Condensed Consolidated Financial Statements
Segment Information
(Unaudited)
(in millions of dollars)

	Quarterly Period Ended September 28, 2019
	Consumer Packaging - International	Consumer Packaging- North America	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$1,077	$744	$570	$628	$3,019

Operating income	$13	$67	$250	$68	$398
Depreciation and amortization	82	59	46	29	216
Restructuring and transaction activities (1)	41	6	(213)	2	(164)
Other non-cash charges (2)	37	5	2	1	45
Business optimization costs	—	—	1	1	2
Operating EBITDA	$173	$137	$86	$101	$497

	Quarterly Period Ended September 29, 2018*
	Consumer Packaging - International	Consumer Packaging - North America	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$53	$648	$680	$673	$2,054

Operating income	$3	$39	$60	$92	$194
Depreciation and amortization	4	60	51	26	141
Restructuring and transaction activities (1)	—	1	1	1	3
Other non-cash charges (2)	—	—	—	1	1
Business optimization costs	—	1	4	2	7
Operating EBITDA	$7	$101	$116	$122	$346

(1)	The current quarter primarily includes the sale of our Seal for Life (SFL) business of approximately $214 million, partially offset by transaction activity costs related to the RPC acquisition.
(2)
Other non-cash charges for the September 2019 quarter primarily includes a $39 million inventory step charge related to the RPC acquisition, $6 million of stock compensation expense and other non-cash charges.  Other non-cash charges for the September 2018 quarter primarily includes $4 million of stock compensation expense and other non-cash charges.

* Prior year has been restated to match our current structure.

Berry Global Group, Inc.
Condensed Consolidated Financial Statements
Segment Information
(Unaudited)
(in millions of dollars)

	Fiscal Year Ended September 28, 2019
	Consumer Packaging - International	Consumer Packaging- North America	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$1,229	$2,636	$2,475	$2,538	$8,878

Operating income	$12	$234	$410	$318	$974
Depreciation and amortization	93	216	188	116	613
Restructuring and transaction activities (1)	54	12	(200)	2	(132)
Other non-cash charges (2)	38	11	9	11	69
Business optimization costs	—	2	(2)	6	6
Operating EBITDA	$197	$475	$405	$453	$1,530

	Fiscal Year Ended September 29, 2018*
	Consumer Packaging - International	Consumer Packaging - North America	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$215	$2,463	$2,558	$2,633	$7,869

Operating income	$17	$190	$189	$365	$761
Depreciation and amortization	15	229	186	108	538
Restructuring and transaction activities (1)	—	3	28	5	36
Other non-cash charges (2)	—	7	11	10	28
Business optimization costs	—	1	11	5	17
Operating EBITDA	$32	$431	$424	$493	$1,380

(1)
The current year, fiscal year ended September 28, 2019, primarily includes the sale of our Seal for Life (SFL) business of approximately $214 million, partially offset by transaction activity costs related to the RPC acquisition.

(2)
Other non-cash charges for the fiscal year ended September 2019 includes a $39 million inventory step up charge related to the RPC acquisition, $27 million of stock compensation expense and other non-cash charges.  Other non-cash charges for the fiscal year ended September 2018 includes $23 million of stock compensation expense, a $5 million inventory step up charge related to acquisitions and other non-cash charges.

* Prior year has been restated to match our current structure.

Berry Global Group, Inc.
Reconciliation Schedules
(Unaudited)
(in millions of dollars, except per share data)

	Quarterly Period Ended		Fiscal Year Ended
	September 28, 2019	September 29, 2018	September 28, 2019	September 29, 2018

Net income	$229	$133	$404	$496
Add: other expense, net	(4)	8	155	25
Add: interest expense, net	128	64	329	259
Add: income tax expense (benefit)	45	(11)	86	(19)
Operating income	$398	$194	$974	$761

Add: non-cash amortization from 2006 private sale	7	7	28	28
Add: restructuring and transaction activities (2)	(164)	3	(132)	36
Add: other non-cash charges (1)	45	1	69	28
Add: business optimization and other expenses	2	7	6	17
Adjusted operating income (9)	$288	$212	$945	$870

Add: depreciation	141	103	419	384
Add: amortization of intangibles (3)	68	31	166	126
Operating EBITDA (9)	$497	$346	$1,530	$1,380

Add: acquisitions (7)			535	41
Add: unrealized cost savings (8)			150	28
Adjusted EBITDA (9)			$2,215	$1,449

Net income per diluted share	$1.70	$0.99	$3.00	$3.67
Other expense, net	(0.03)	0.06	1.15	0.18
Non-cash amortization from 2006 private sale	0.05	0.05	0.21	0.21
Restructuring and transaction activities	(1.22)	0.02	(0.98)	0.27
Other non-cash charges (4)	0.29	(0.02)	0.29	0.04
Business optimization costs	0.02	0.05	0.05	0.13
Tax reform adjustments, net (5)	—	(0.21)	—	(0.92)
Income tax impact on items above (6)	0.09	(0.04)	(0.31)	(0.21)
Adjusted net income per diluted share (9)	$0.90	$0.90	$3.41	$3.37

Cash flow from operating activities	$630	$448	$1,201	$1,004
Net additions to property, plant, and equipment	(128)	(66)	(399)	(333)
Payment of tax receivable agreement	(22)	—	(38)	(37)
Free cash flow (9)	$480	$382	$764	$634

Estimated Fiscal 2020
Cash flow from operating activities	$1,400
Additions to property, plant, and equipment	(600)
Free cash flow (9)	$800

(1) Other non-cash charges for the September 2019 quarter primarily includes a $39 million inventory step up charge related to the RPC acquisition, $6 million of stock compensation expense and other non-cash charges.  Other non-cash charges for the September 2018 quarter primarily includes $4 million of stock compensation expense and other non-cash charges.  For the four quarters ended September 28, 2019, other non-cash charges primarily includes a $39 million inventory step up charge related to the RPC acquisition, $27 million of stock compensation expense and other non-cash charges.  For the four quarters ended September 29, 2018, other non-cash charges primarily includes $21 million of stock compensation expense and other non-cash charges.
(2) The current quarter primarily includes the sale of our Seal for Life (SFL) business of approximately $214 million, partially offset by transaction activities costs related to the RPC acquisition.
(3) Amortization excludes non-cash amortization from the 2006 private sale of $7 million, $7 million, $28 million, and $28 million for the September 2019 quarter, September 2018 quarter and four quarters ended September 28, 2019 and September 29, 2018, respectively.
(4) An adjustment was made only for the $39 million inventory step up charge related to the RPC acquisition.  No adjustments were made for stock compensation expense or any other non-cash charges to net income per diluted share for the September 2019 quarter.  Other non-cash charges for the September 2018 quarter primarily excludes $4 million of stock compensation expense and consists of other non-cash charges only.  An adjustment was made only for the $39 million inventory step up charge related to the RPC acquisition.  No adjustments were made for stock compensation or other non-cash charges to net income per diluted share for fiscal year end September 2019.  Other non-cash charges for fiscal year ended September 2018 primarily excludes $21 million of stock compensation expense and consists of other non-cash charges only.
(5) Represents net adjustments for valuing and transition tax related to the passed tax reform legislation in the prior year.
(6) Income tax effects on adjusted net income is calculated using 25 percent for both the September 2019 and September 2018 quarters and fiscal years end, respectively.  The rates used represents the Company’s expected effective tax rate for each respective period.
(7) Represents Operating EBITDA for the RPC Group Plc acquisition for the period of October 1, 2018 – June 30, 2019 partially offset by the Operating EBITDA from the SFL disposition under our ownership in the period.
(8) Represents unrealized cost savings related to acquisitions.
(9) Supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”).  These non-GAAP financial measures should not be considered as alternatives to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP.  Organic sales growth excludes the impact of currency translation effects and acquisitions.  These non-GAAP financial measures may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures.  Berry’s management believes that Adjusted net income and other non-GAAP financial measures are useful to our investors because they allow for a better period-over-period comparison of operating results by removing the impact of items that, in management’s view, do not reflect our core operating performance.

We define “free cash flow” as cash flow from operating activities less additions to property, plant, and equipment and payments under the tax receivable agreement.  We believe free cash flow is useful to an investor in evaluating our liquidity because free cash flow and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company’s liquidity.  We also believe free cash flow is useful to an investor in evaluating our liquidity as it can assist in assessing a company’s ability to fund its growth through its generation of cash.

Adjusted EBITDA is used by our lenders for debt covenant compliance purposes.  We also use Adjusted EBITDA and Operating EBITDA among other measures to evaluate management performance and in determining performance-based compensation.  Adjusted EBITDA and Operating EBITDA and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company’s performance.  We also believe EBITDA and Adjusted net income are useful to an investor in evaluating our performance without regard to revenue and expense recognition, which can vary depending upon accounting methods.

Company Contact:
Dustin Stilwell
1+812.306.2964
ir@berryglobal.com

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